April 27, 2017

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account - I (“Registrant”) File Nos. 333-______ and 811-08664

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 597 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (“the Private Wealth Shield Prospectus”) describes a variable and fixed annuity contract ("Private Wealth Shield") that is a non-commission product that will be available both as a qualified plan (e.g. IRA) contract and as a non-qualified contract. The Private Wealth Shield product generally would be classified as a "fee based" product in industry terminology and is intended to be available in situations where the Contract will be owned by a trust which is managed by a financial institution such as a trust company or bank for the benefit of the beneficiaries of the trust.

Compared to Jackson's Perspective Advisory II variable annuity, also filed on this date, Private Wealth Shield has a higher initial premium, lower separate account expenses, no optional guaranteed minimum withdrawal benefits, and only one optional guaranteed minimum death benefit. However, the two products have many major similarities including the same investment options and fixed account options, optional services at no cost such as dollar cost averaging and rebalancing, and many of the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosure.

To assist in the review of the Initial Registration Statement, we are providing, via email to the Commission Staff reviewer, a marked copy to reflect the similarities and differences between the disclosure in the Private Wealth Shield Prospectus and the applicable disclosure in the Perspective Advisory II prospectus. As you will note, the updated fund list and expense information will be provided in the pre-effective amendment to the Initial Registration Statement. The marked copy does not reflect any disclosure related to the optional benefits offered in Perspective Advisory II which will not be offered in Private Wealth Shield. These items were removed from the marked copy to eliminate excessive pages of deletions. We are also providing a courtesy copy of the Private Wealth Shield Prospectus via email to the Commission Staff reviewer.

If you have any questions, please call me at (517) 367-3754, or Joan E. Boros, Stradley Ronon Stevens and Young, LLP at (202) 507-6413.

Yours truly,

/s/ ALISON SAMBORN

Alison Samborn
Attorney, Product Development